UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


FORM 10 - SB


GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of
1934


The Regency Group Limited, Inc.
(Name of Small Business Issuer in its charter)

Nevada
(State or other jurisdiction of  incorporation or organization)

88-0416790
(I.R.S. Employer Identification Number)

201 Lomas Santa Fe, Suite 340, Solona Beach, CA
(Address of principal executive offices)
92075
(zip code)

Issuer's telephone number:  (760) 431-1001

Securities to be registered under section 12(b) of the Act:

Title of Each Class         Name on each exchange on which
to be so registered         each class is to be registered

_________________       _________________
_________________       _________________

Securities to be registered under section 12(g) of the Act:


Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 4,618,750 issued and outstanding as of April 7, 1999.

          TABLE OF CONTENTS
                                                             Page
Part I                                                        3
Item 1.  Description of Business                              3
Item 2.  Management's Discussion and Analysis or Plan of
         Operation                                            9
Item 3.  Description of Property                             10
Item 4.  Security Ownership of Management and Others and
         Certain Security Holders                            10
Item 5.  Directors, Executives, Officers and Significant
         Employees                                           11
Item 6.  Executive Compensation                              13
Item 7.  Certain Relationships and Related Transactions      13

Part II                                                      14
Item 1.  Legal Proceedings                                   14
Item 2.  Market for Common Equity and Related Stockholder
         Matters                                             14
Item 3.  Recent Sales of Unregistered Securities             15
Item 4.  Description of Securities                           15
Item 5.  Indemnification of Directors and Officers           16

Part F/S                                                     18
Item 1.  Financial Statements                                18
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure                 18

Part III                                                     19
Item 1.  Index to Exhibits                                   19
Item 2.  Description of Exhibits                             22


Part I

Item 1.Description of Business

A.Business Development and Summary

     The Regency Group Limited, Inc. ("RGLI" or the "Company"), a Nevada corporation incorporated on February 1, 1999, is a developmental stage company with a principal business objective to become a leading online information and marketing services firm. The Company seeks to offer its corporate clients the ability to gain maximum exposure via the Internet. The Company believes it can assist its corporate clients in their search to forge meaningful market share on the World Wide Web. As an online corporate marketing services firm, the Company believes it can assist corporations in their ongoing search and need to bring maximum product exposure and maximum profitability for their online sales division.

     The Company intends to use technology to deliver an outstanding service offering and to achieve the significant economies inherent in the online store model. The Company's strategy is to pursue strategic acquisitions and alliances, exploit international opportunities, promote repeat purchases, attract, train and retain employees, build strong brand recognition, customer loyalty and supplier relationships, while creating an economic model that is superior to that of the capital and personnel intensive direct response marketing industry.

B. Business of Issuer

(1)Principal Products and Services and Principal Markets

The Company was organized to capitalize on the opportunity for online direct sales for any company's products and/or services. The Company believes that the traditional direct-response marketing methods are outdated and completely unsuitable for the coming trend of online commerce. As an online, Internet market support services firm, the Regency Group Limited, Inc. can help any existing company to serve a large and global market through centralized distribution and operations. Further, every existing corporation that contracts with the Regency Group Limited, Inc. has the prospect of increasing its sales volume without the unnecessary weight and bulk of extra personnel or unneeded overhead.

The Company believes it understands the key business challenges of the information and marketing services industry and uses the unique environment of the Internet to address those challenges. The key operating advantages of the Company's Web site are:

     Online Store Economics

     As an Internet-only marketing services firm, the Company seeks structural economic advantages relative to traditional retailers including: (i) low-cost and essentially unlimited "shelf space," (ii) flexible advertising and affordable merchandising opportunities, (iii) lower personnel requirements,
(iv) scaleable technology and systems that can serve a fast-growing customer base and (v) the ability to serve a worldwide customer base from a single, domestic location. The Company's investments in its Web site, content, marketing and technology will be leveraged over a growing global sales base resulting in substantial economies of scale that the Company believes should enable it to achieve greater operating margins than traditional marketing methods.

     Global Customer Base

     Management believes that the Internet's global reach will allow the Company to reach a broad base of customers in international, rural or other locations that cannot support large-scale physical locations. In addition, the Company intends to provide portions of the Web site translated into foreign languages and accessibility to the site 24 hours a day, seven days a week, enabling the Company to offer the same retail experience to customers around the world.

     Customer Service

The Company intends to make product and order tracking information available on the Company's Web site. In addition, the Company plans to provide pre- and post-sales support via both e-mail and toll-free telephone service. Although the Company expects a significant portion of its orders to be placed directly on the Web, the Company also intends to allow customers to contact the Company to obtain guidance for product selection, obtain product information and availability and, if they wish, place orders. Once an order is made, the Company intends to provide customers with the ability to view order tracking information on the Web or contact the Company's customer service department to obtain the status of their order and, when necessary, resolve order and product questions. The Company intends to train its sales and customer service representatives to offer solutions and extend the level of service needed to satisfy the customer.

     Low-Cost, Alternative Distribution Channel for Manufacturers

The Company believes it will be able to offer existing corporations a direct, low-cost online information and marketing services channel. In contrast to physical location-based marketers that often charge for shelf space, the Company plans to carry all of its products free of charge. In addition, the Company seeks to offer manufacturers special merchandising opportunities, such as bundling of products and advance demand information on further product introductions, at very low or no cost. Management believes that these programs can be introduced with minimal lead-time because of the flexibility of the Internet as a marketing medium in publishing and disseminating new information.

(2)Distribution Methods of the Products or Services

In an effort to become the leading global Internet marketing and information services firm, the Company plans to pursue a strategy consisting of the following key elements:

     Create Customer Loyalty

     The Company's goal is to be the authoritative source for technology based marketing services by delivering to its customers the benefits of online commerce and by maintaining relentless customer focus. The Company intends to strive to offer its customers compelling value through innovative use of technology, secure transactions, high-quality products, a high level of customer service, competitive pricing and personalized services. In addition, the Company seeks to offer its customers a high-quality shopping experience through informative and entertaining editorial content, as well as simple and efficient navigation and search capabilities.

     Build Strong Brand Recognition

The Company believes that name recognition is an important advantage in the marketing services industry as products are generally unbranded and buyers must trust in a retailer's reliability and credibility. To maximize customer awareness, expand its customer base cost effectively and avoid reliance on any one source of customers, the Company seeks to build brand recognition through multiple marketing channels, including, but not limited to: (i) alliances with major Internet portal sites,
(ii) web-based and traditional advertising, (iii) linking and affiliate programs and (iv) direct online marketing.

     Leverage Technology to Maximize Business Impact

The Company intends to leverage the unique efficiencies of the Internet to (i) personalize the user experience, (ii) increase merchandising effectiveness and (iii) improve operating efficiency. By targeting content and promotions such as e-mails, newsletters and store advertising, the Company intends to deliver compelling promotional programs. The Company will also use such technology to lower transaction costs and improve the customer experience through (i) the automation of customer service functions such as automated e-mail responses and online in-stock status and (ii) product management such as using automation to update the product database and create upsells and links to product reviews.

     Exploit International Market Opportunities

The Company believes that the Web offers a unique opportunity for marketing service firms to reach the international market for their products, goods or services. The Company believes the marketplace is fragmented and exceeds the size of the domestic market for such goods. Management believes that Internet retailers have key advantages internationally because they are not encumbered with inefficient, international distribution mechanisms that lead to higher prices and lack of product breadth and depth. By translating portions of its Web site to foreign languages and arranging rapid shipping to international destinations, the Company believes it can attract sales from foreign buyers. The Company believes that location-based retailers are typically prohibited from shipping products internationally because of limitations set forth in marketing and cooperative advertising agreements they sign with product manufacturers.

     Pursue Strategic Acquisitions and Alliances

     The Company believes that there are numerous opportunities to acquire other businesses with established bases, compatible operations, experience with additional or emerging Internet services and technologies, and experienced management. The Company believes that these acquisitions, if successful, will result in synergistic opportunities, and may increase the Company's revenue and income growth. The Company intends to seek opportunities to acquire businesses, services and/or technologies that it believes will complement its business operations. The Company plans to seek opportunistic acquisitions that may provide complementary technology, expertise or access to certain markets. In addition, the Company may seek to acquire certain component technologies that may provide opportunities to accelerate its service development efforts. No specific acquisition candidates have been identified, and no assurance can be given that any transactions will be effected, or if effected, will be successful.

     In addition, the Company may pursue strategic alliances with partners who have established operations. As part of these joint venture agreements, the Company may make investments in or purchase a part ownership in these joint ventures. The Company believes that these joint venture relationships, if successful, will result in synergistic opportunities, allowing the Company to gain additional insight, expertise and penetration in markets where joint venture partners already operate, and may increase the Company's revenue and income growth. No specific joint venture agreements have been signed, and no assurance can be given that any agreements will be effected, or if effected, will be successful.


(3)Status of Any Announced New Product or Service

The Company has limited operating history. The Company was organized on February 1, 1999. Activities to date have been limited primarily to organization, initial capitalization, finding and securing an appropriate, experienced management team and board of directors, the development of a business plan, and commencing with initial operational plans.

As of April 7, 1999, the Company has developed a business plan, recruited and retained a CEO, and established what steps need to be taken to achieve the results set forth in this Registration Statement. As a start-up and development stage company, the Company has no new products or services to announce.

(4)Industry Background

Growth of the Internet and Online Commerce

     The Internet has emerged as a global medium enabling millions of people worldwide to share information, communicate and conduct business electronically. The Company believes that growth in Internet usage and Web commerce has been fueled by a number of factors including: (i) a large and growing installed base of PCs in the workplace and home, (ii) advances in the performance and speed of PCs and modems, (iii) improvements in network infrastructure, (iv) easier and cheaper access to the Internet and (v) increased awareness of the Internet among businesses and consumers. International Data Corporation ("IDC") estimates that the number of Web users will grow from approximately 69 million worldwide in 1997 to approximately 320 million worldwide by the end of 2002. The Internet possesses a number of unique characteristics that differentiate it from traditional media: users communicate or access information without geographic or temporal limitations; users access dynamic and interactive content on a real-time basis; and users communicate and interact instantaneously with a single individual or with entire groups of individuals. As a result of these characteristics, Web usage is expected to continue to grow rapidly. As the number of users has grown, retailers have been attracted to the Internet as a medium for reaching millions of consumers at low cost. The growing adoption of the Web represents an enormous opportunity for businesses to conduct commerce over the Internet. IDC estimates that commerce over the Internet will increase from approximately $32 billion worldwide in 1998 to approximately $130 billion worldwide in 2000.

     The increasing functionality, accessibility and overall usage of the Internet and online services have made them an attractive commercial medium. The Internet and other online services are evolving into a unique sales and marketing channel, just as retail stores, mail-order catalogs and television shopping have done. Online retailers can interact directly with customers by frequently adjusting their featured selections, editorial insights, sales interfaces, pricing and visual presentations. The minimal cost to publish on the Web, the ability to reach and serve a large and global group of customers electronically from a central location, and the potential for personalized low-cost customer interaction provide additional economic benefits for online retailers. Unlike traditional retail channels, online retailers do not have the burdensome costs of managing and maintaining a significant retail store infrastructure or the continuous printing and mailing costs of catalog marketing. Because of these advantages over traditional retailers, online retailers have the potential to build large, global customer bases quickly and to achieve superior economic returns over the long term. An increasingly broad base of products is being sold successfully online, including computers, travel services, brokerage services, automobiles and music. IDC estimates that the total value of goods and services purchased over the Web grew from $318 million in 1995, to an annualized run rate of $5.4 billion in December 1996, and will increase to $95 billion in 2000.


     Traditional Marketing Methods

The Company believes it can position itself to compete in the highly fragmented direct response marketing industry by establishing its brand, economies of scale and geographic and demographic diversity. Several characteristics of the traditional direct response marketing industry have created inefficiencies for all participants. Physical location-based marketers must make significant investments in inventory, real estate and personnel for each retail location. This capital and real estate intensive business model, among other things, limits the amount of inventory that each business can economically manage. In addition, traditional marketing methods are outdated, cost prohibitive and severely limit any company's ability to market their products and services.

(5)Raw Materials and Suppliers

     The Company is an online information and marketing services firm, and thus does not use raw materials or have any significant suppliers.

(6)Customers

     The Company will provide information and marketing services and assist corporations in their ongoing search and need to bring maximum product exposure and maximum profitability for their online sales division. The Company plans to reach these customers via direct mail, telemarketing, the Internet and the referral process. As of April 7, 1999, no sales revenues have been generated by the Company. The Company does not anticipate that its revenues will be dependent, however, on any one or even a few major customers once its revenues begin, however.

(7)Patents, Trademarks, Licenses, Franchises, Concessions,
Royalty Agreements, or Labor Contracts

The Company's success and ability to compete will be dependent in part on the protection of its potential trademarks, trade names, service marks and other proprietary rights. The Company intends to rely on trade secret and copyright laws to protect the intellectual property that it plans to develop, but there can be no assurance that such laws will provide sufficient protection to the Company, that others will not develop a service that are similar of superior to the Company's, or that third parties will not copy or otherwise obtain and use the Company's proprietary information without authorization. In addition, the Company plans to rely on certain property licensed from third parties, and may be required to license additional products or services in the future, for use in the general operations of its business plan. There can be no assurance that these third party licenses will be available or will continue to be available to the Company on acceptable terms or at all. The inability to enter into and maintain any of these licenses could have a material adverse effect on the Company's business, financial condition or operating results.

Policing unauthorized use of the Company's proprietary and other intellectual property rights could entail significant expense and could be difficult or impossible. In addition, there can be no assurance that third parties will not bring claims of copyright or trademark infringement against the Company or claim that certain of the Company's processes or features violates a patent. There can be no assurance that third parties will not claim that the Company has misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require the Company to enter into costly royalty or licensing arrangements to prevent the Company from using important technologies or methods, any of which could have a material adverse effect on the Company's business, financial condition or operating results.

(8)Regulation

     The Company is not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, and laws or regulations directly applicable to access to online commerce. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for the Company's products and services and increase the Company's cost of doing business, or otherwise have an adverse effect on the Company's business, prospects, financial condition and results of operations. Moreover, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales tax, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to the Company's business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

(9)Effect of Existing or Probable Government Regulations

     The Company believes that the regulations governing the online information and marketing industry will not have a material effect on its current operations. However, various federal and state agencies may propose new legislation that may adversely affect the Company's business, financial condition and results of operations.

(10)Research and Development Activities

     The Company has yet to incur any research and development costs from February 1, 1999 (date of inception) through April 7,
1999.

(11)Impact of Environmental Laws

     The Company is not aware of any federal, state or local environmental laws, which would effect its operations.

(12)Employees

     As a start up company in the research and development phase
- in order to more prudently manage the Company's limited resources - the Company presently has no (0) full time employees and three (3) part time employees. The Company's employees are currently not represented by a collective bargaining agreement, and the Company believes that its relations with its employees are good.





Item 2.  Management's Discussion and Analysis or Plan of
Operation

A. Management's Plan of Operation

(1)In its initial approximately three (3) month operating period ended April 7, 1999, the Company incurred a net loss of $30,907.00 for selling, general and administrative expenses related to start-up operations. It has yet to receive any revenues from operations. On February 3, 1999, two (2) founding shareholders purchased 4,000,000 shares of the Company's authorized treasury stock for cash. This original stock offering was made pursuant to Section 4(2) of the Securities Act of 1933, as amended. Additionally, in April of 1999, the Company completed an offering of six hundred eighteen thousand seven hundred fifty (618,750) shares of the Common Stock of the Company to approximately thirty-two (32) unaffiliated shareholders. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1993, as amended, pursuant to Regulation D, Rule 504 of the Act. As of the date of this filing, the Company has four million six hundred eighteen thousand seven hundred fifty (4,618,750) shares of its $0.001 par value common voting stock issued and outstanding which are held by approximately thirty four (34) shareholders of record. Management fully anticipates that the proceeds from the sale of all of the Common Shares sold in the public offering delineated above will be sufficient to provide the Company's capital needs for the next approximately six (6) months to twelve
(12) months. The Company currently has no arrangements or commitments for accounts and accounts receivable financing.
There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

     This is a development stage company. The Company believes that its initial revenues will be primarily dependent upon the Company's ability to cost-effectively and efficiently provide information and marketing services to companies seeking assistance and guidance to gain maximum exposure on the Internet. The Company designates as its priorities for the first six (6) to twelve (12) months of operations as developing and marketing its services to establish its operations in the information and marketing services market. Realization of sales of the Company's products, services and/or technology during the fiscal year ending December 31, 1999 is vital to its plan of operations. There can be no assurance that the Company will be able to compete successfully or that the competitive pressures the Company may face will not have a material adverse effect on the Company's business, results of operations and financial condition. Additionally, a superior competitive technology, service or product could force the Company out of business.

     As of April 7, 1999, the Company has yet to generate any revenues. In addition, the Company may not generate revenues for the next six (6) to twelve (12) months.

(2)No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(3)Management believes that the Company's future growth and success will be largely dependent on its ability to develop or acquire products and technology to meet the evolving needs of its prospective customers. The Company believes that the long-term success of its product offerings and technology will not require substantial research and development.

     The Company has yet to incur any research and development costs from February 1, 1999 (date of inception) through April 7, 1999. In addition, the Company does not anticipate incurring any substantial research and development costs through the fiscal and calendar year ending December 31, 1999.

(4) The Company currently does not expect to purchase or sell any of its facilities or equipment.

(5)Management does not anticipate any significant changes in the number of employees over the next approximately six (6) to twelve
(12) months.

B.Segment Data

     As of April 7, 1999, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.Description of Property

A.Description of Property

     The Company's corporate headquarters are located at 201 Lomas Santa Fe, Suite 340, Solona Beach, California 92075. The office space is provided by an officer and director of the Company at no cost to the Company. The Company does not have any additional facilities. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized by the Company.

B.Investment Policies

     Management of the Company does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.Security Ownership of Management and Certain Security
Holders

A. Security Ownership of Management and Certain Beneficial Owners

The following table sets forth information as of the date of this Registration Statement certain information with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group and (iv) each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

         SHAREHOLDERS
                                              Amount
Title  Name and Address                       of shares Percent
Of     of Beneficial                          held by   of
Class  Owner of Shares         Position       Owner     Class
------ ---------------------   -------------- --------- -------
Common H. Steven Bonenberger   President, CEO 1,960,000 42.44%

Common Merrill Moses           Vice-President 2,040,000 44.17%

Common All Executive Officers                 4,000,000 86.60%
       and Directors as a Group
       (3 Persons)

B.    Persons Sharing Ownership of Control of Shares

     No person other than H. Steven Bonenberger or Merrill Moses owns or shares the power to vote ten percent (10%) or more of the Company's securities.

C.   Non-voting Securities and Principal Holders Thereof

     The Company has not issued any non-voting securities.

D.Options, Warrants and Rights

     There are no options, warrants or rights to purchase securities of the Company.

E.Parents of the Issuer

     Under the definition of parent, as including any person or business entity that controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5.Directors, Executive Officers and Significant Employees

A. Directors, Executive Officers and Significant Employees

The names, ages and positions of the Company's directors and executive officers are as follows:

         NAMES AND AGES OF OFFICERS
Name                         Age  Position

H. Steven Bonenberger        42   President, CEO

Merrill Moses                45   Vice-President

Kathy Hedlund                42   Secretary, Treasurer


B.Work Experience

H. Steven Bonenberger, President, CEO - Mr. Bonenberger was born in St. Louis, Missouri. He received his formal education at SouthWest Baptist University in Bolivar, Missouri and earned degrees in Religious Studies and Psychology. Mr. Bonenberger has been the CEO and President of The Financial Power Network, Inc. for more than 10 years. He has been responsible for the promotion and marketing of over three hundred publicly traded companies. Mr. Bonenberger brings expertise in the arenas of sales, marketing and public relations to this premium effort.

Merrill Moses, Vice-President - A graduate of Brigham Young University with degrees in finance and business, Mr. Moses owned eight different restaurants by the age of 23, including holding the position of CEO and President at M&M Foods and M&M Enterprises. With skills including financial procurement, asset accounting, debt servicing, personnel management, and equity financing, Mr. Moses originated the Jiffy Lube franchise and an investment-banking firm.

In 1980, Mr. Moses created an independent oil company, Intercontinental Oil & Research (ICOR) which operated successfully for ten years. ICOR arranged for the purchase of over $100 million in developed and undeveloped oil and natural gas properties throughout the Central and Western United States. Oil and gas reserves held by this company totaled over 100 billion cubic feet of natural gas and 20 million barrels of oil in the ground (proven reserves). In 1982, Merrill Moses formed Bonafied Financial Management (BFM), a financial planning corporation. BFM was created with the purpose of facilitating the accounting needs of ICOR and its mining subsidiary. BFM ultimately accumulated a client base numbering in the thousands and an independent counseling staff in the hundreds. The amount of financial transactions and their worth was valued at tens of millions of dollars. Bonafied helped clients with investments dealing with tax advantage vehicles, Research and Development projects, the entertainment industry, a variety of profit partnerships, and oil and gas partnerships and mining production venues.

Mr. Moses began mortgage financing with a Real Estate license in Utah in 1983. For the next ten (10) years, he financed construction and commercial projects in three (3) states and two
(2) countries with the accompanying secondary financing. Between 1989 and 1993, Mr. Moses created Caribou Mining and Exploration, operating the business as CEO and President. Caribou was a mining company operating a lead, silver, zinc and gold property in Northwest Nevada with ore reserves in the hundred million-dollar range. Cambridge Home Loans (CHL) was created by Mr. Moses in 1994. He is the sole owner and serves as CEO and Senior Loan Officer. In its first year, CHL provided 85 loans with a value of over $19 million. Business more than doubled in each year of operation between 1995 and 1998. In 1998, CHL closed more than 900 loans at nearly $250 million. CHL was incorporated in 1997 and currently employs over 50 people and is financing an average of over $15 million per month. Newt Gingrich nominated Mr. Moses as Business Man of the Year. He was also listed in "Who's Who," in both American Material Artisan and Executives and Professionals.

Kathy Hedlund, Secretary/Treasurer - Ms. Hedlund has an extensive background in administrative work. For eighteen years she worked at Continental Lawyers Title, Inc. During that time, Ms. Hedlund served principally as the assistant to the Secretary of the corporation. More recently, Ms. Hedlund has been working at the Mission at San Louis Rey in Oceanside, California. She is currently the Director of Accounting, where she operates all of the financial management systems for a large non-profit corporation. Ms. Hedlund brings a great deal of administrative and computer system experience and expertise to the Company.

C.Family Relationships

     None - Not applicable.

D. Involvement on Certain Material Legal Proceedings During the Last Five Years

(1)No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No director, officer or significant employee has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(3)No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.Executive Compensation

Remuneration of Directors and Executive Officers

The Company does not currently have employment agreements with its executive officer but expects to sign employment agreements with each in the next approximately six (6) months. No executive officers of the Company prior to April 7, 1999 drew a formal salary from the Company. Over the next twelve months, however, each executive officer is expected to draw the following annual compensation. The Company does not currently have a stock option plan.

         COMPENSATION OF DIRECTORS

(1)  Name of Individual     Capacities in Which       Annual
     or Identity of Group   Remuneration was Recorded Compensation

     Steve Bonenberger      President, CEO            $75,000.00

     Merrill Moses          Vice-President            $24,000.00

     Kathy Hedlund          Secretary, Treasurer      $12,000.00


(2)Compensation of Directors

     There were no arrangements pursuant to which any director of the Company was compensated for the period from February 1, 1999 to April 7, 1999 for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future as the Company's only director is its current executive officer who is already drawing a salary for the management of the Company.

Item 7.Certain Relationships and Related Transactions

     Because of the development stage nature of the Company and its relatively recent inception, February 1, 1999, the Company has no relationships or transactions to disclose.



Part II

Item 1.Legal Proceedings

     The Company is not currently involved in any legal proceedings nor does it have knowledge of any threatened litigation.

Item 2.Market for Common Equity and Related Stockholder Matters

A.Market Information

(1)The common stock of the Company is currently not traded on the OTC Bulletin Board or any other formal or national securities exchange. Being a start-up company, there is no fiscal history to disclose.

(2)(i)There is currently no Common Stock that is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's common stock.

(ii)There is currently no common stock of the Company which could be sold under Rule 144 under the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

(iii)There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.Holders

     As of April 7, 1999, the Company had approximately 34 stockholders of record.

C.Dividend Policy

     The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D.Reports to Shareholders

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of the Company is Shelley Godfrey, Pacific Stock Transfer Company, 5844
S. Pecos, Suite D, Las Vegas, Nevada 89120, (702)-361-3033.

Item 3.Recent Sale of Unregistered Securities

     In April of 1999, the Company completed a public offering of shares of common stock of the Company pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, whereby it sold 618,750 shares of the Common Stock of the Company to 32 unaffiliated shareholders of record. The Company filed an original Form D with the Securities and Exchange Commission on or about April 5, 1999. As of April 7, 1999, the Company has 4,618,750 shares of common stock issued and outstanding held by 34 shareholders of record.

Item 4.Description of Securities

A.Common Stock

(1)Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors of the Company may from time to time determine.

ii. Voting Rights - each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - no shares of common stock are currently subject to outstanding options, warrants or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii.Sinking Fund Provisions - no sinking fund provisions exist.

viii. Further Liability For Calls - no shares of common stock are subject to further call or assessment by the issuer. The
Company has not issued stock options as of the date of this Registration Statement.

(2)Potential Liabilities of Common Stockholders to State and
Local Authorities

     No material potential liabilities are anticipated to be imposed on stockholders under state statues. Certain Nevada regulations, however, require regulation of beneficial owners of more than 5% of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B.Debt Securities

     The Company is not registering any debt securities, nor are any outstanding.

C.Other Securities To Be Registered

     The Company is not registering any security other than its common stock.

Item 5.Indemnification of Directors and Officers

     The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows: Every director, officer or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

     The Bylaws of the Company further states that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

     The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

The Articles of Incorporation of the Company further states that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.



Part F/S

Item 1. Financial Statements

The following documents are filed as part of this report:

  a)The Regency Group Limited, Inc.        Page

    Report of James Slayton, CPA           F-1

    Balance Sheet as of April 7, 1999      F-2

    Statement of Operations for the period
    from February 1, 1999 through
    April 7, 1999                          F-3

    Statement of Stockholder's Equity
    for the period from February 1, 1999
    through April 7, 1999                  F-4

    Statement of Cash Flows for the period
    from February 1, 1999 through
    April 7, 1999                          F-5

    Notes to Financial Statements          F-6,7

    b)Interim Financial Statements are not provided at this time as they are not applicable at this time

    c)Financial Statements of Businesses Acquired or to be Acquired are not provided at this time as they are not applicable at this time

    d)Pro-forma Financial Information is not provided at this time as it is not applicable at this time

Item 2. Changes In and Disagreements With Accountants on
        Accounting and Financial Disclosure

     None -- Not Applicable.

                    The Regency Group Limited, Inc.
                    (A Development Stage Company)

                         FINANCIAL STATEMENTS
                             April 7, 1999

         TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT      1
BALANCE SHEET                     2
STATEMENT OF OPERATIONS           3
STATEMENT OF STOCKHOLDERS' EQUITY 4
STATEMENT OF CASH FLOWS           5
NOTES TO FINANCIAL STATEMENTS     6-7


James E. Slayton, CPA
3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333

INDEPENDENT AUDITORS' REPORT
Board of Directors                             April 22, 1999
The Regency Group Limited, Inc. (The Company)
Las Vegas, Nevada 89102

I have audited the Balance Sheet of The Regency Group Limited, Inc. (A Development Stage Company), as of April 7, 1999, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period February 1, 1999 (Date of Inception) to April 7, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the fmancial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Regency Group Limited, Inc., (A Development State Company), at April 7, 1999, and the results of its operations and cash flows for the period February 1, 1999 (Date of Inception) to April 7, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 3 to the fmancial statements, The Company has had limited operations and has not established a long term source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ James E. Slayton, CPA
Ohio License ID# 04-1-15582

                   The Regency Group Limited, Inc.
                    (A Development Stage Company)

                       BALANCE SHEET AS AT
                           April 7, 1999

         BALANCE SHEET

ASSETS

CURRENT ASSETS
Cash                                             $96,650.00
Other Current Assets                                   0.00

Total Current Assets                                           96,650.00

PROPERTY AND EQUIPMENT

Computer Equipment (net of depreciation)               0.00

Total Property and Equipment                                        0.00

OTHER ASSETS
Organization Costs net of Amortization               193.00

Total Other Assets                                                193.00


TOTAL ASSETS                                                   96,843.00
                                                               =========
LIABILITIES & EQUITY

CURRENT LIABILITIES
Accounts Payable                                      $0.00
Total Current Liabilities                                           0.00

OTHER LIABILITIES
Other Liabilities                                      0.00

Total Other Liabilities                                             0.00




EQUITY
Capital Stock                                      4,619.00
Additional Paid in Capital                       123,131.00
Retained Earnings or (Deficit)                   (30,907.00)
                                                 -----------
Total Stockholders' Equity                                     96,843.00

TOTAL LIABILITES & OWNER'S EQUITY                             $96,843.00

       See accompany notes to financial statements & audit report
                                 -2-


                   The Regency Group Limited, Inc.
                    (A Development Stage Company)

                STATEMENT OF OPERATIONS FOR PERIOD
               February 1, 1999 (Date of Inception)
                        to April 7, 1999


         STATEMENT OF OPERATIONS

REVENUE
Services                                     0.00

COSTS AND EXPENSES
Selling, General and Administrative     30,900.00
Amortization of Organization Costs           7.00

Total Costs and Expenses                30,907.00

Net Ordinary Income or (Loss)                       (30,907.00)

Weighted average number of common
shares outstanding                                  4,618,750

Net Loss Per Share                                       -0.01



      See accompany notes to financial statements & audit report
                                -3-

                   The Regency Group Limited, Inc.
                    (A Development Stage Company)

          STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                          FOR PERIOD
      February 1, 1999 (Date of Inception), to April 7, 1999

         STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                         COMMON STOCK
                                                                   Deficit
                                                                   accumulated
                                                  Additional       during
                                                  paid-in          development
                       Shares       Amount        capital          stage


February 3, 1999
issued for cash        4,000,000     4,000.00            0.00

April 7, 1999
issued for cash          618,750       618.75      123,131.25

Net loss
February 2, 1999
(inception) to
April 7, 1999                                                       (30,907.00)


Balance
April 7, 1999          4,618,750     $4,618.75     $123,131.25     ($30,907.00)
                       =========     =========     ===========     ============

       See accompany notes to financial statements & audit report
                                 -4-

                   The Regency Group Limited, Inc.
                    (A Development Stage Company)

                       STATEMENT OF CASH FLOWS
                              FOR PERIOD
      February 1, 1999 (Date of Inception), (Inception) to April 7, 1999

         STATEMENT OF CASH FLOWS

CASH FLOWS FROM OPERATING ACTIVITIES

Cash received from customers                              0.00

Net Cash provided by Operating Activities                                   0.00

Cash paid to suppliers and employees                 30,900.00

Cash disbursed for Operating Activities                                30,900.00
                                                                      -----------
Net cash flow provided by operating activities                        (30,900.00)


CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of plant assets                                  0.00

Net cash used by investing activities                                       0.00


CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of Capital Stock                           127,750.00

Cash disbursed for organization costs                   200.00

Net cash provided by financing activities                             127,750.00

Net increase (decrease) in cash                                        96,850.00

March 1, 1999                                                          96,850.00


      See accompany notes to financial statements & audit report
                                 -5-


                   The Regency Group Limited, Inc.
                    (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS
                            April 7, 1999

NOTE 1- HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized February 1, 1999(Date of Inception) under the laws of the State of Nevada, as The Regency Group
Limited, Inc. (The Company) has no operations and in accordance with SFAS #7, the Company is considered a development stage company.

On February 3, 1999, the company issued 4,000,000 Shares of its
$.00l Par value common stock for cash of $4,000.00.

On February 16, 1999, the Company completed a public offering that was exempt from federal registration.pursuant to Regulation
D, Rule 504 of the Securities Act of 1933 as amended, and exemptions from state registration pursuant to various state security transaction exemptions. The Company sold 618,750 shares of Common Stock at a price of $.20 per share for a total amount raised of $123,750.00. The Company received cash in the amount of $96,650.00 and extinguished an existing liability in the amount of $27,500.00

NOTE 2- ACCOUNTING POLICIES AND PROCEDURES

Accounting polices and procedures have not been determined except as follows:

1. The Company uses the accrual method of accounting.

L the cost of organization, $200..00 , is being amortized over a period of 60 months (February 2, 1999 through January 31, 2003.)

3. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

5. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of deprecation.

6. The Company will review its need for a provision for federal income tax on a quarterly basis.

NOTE 3- GOING CONCERN

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.
However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a State of Nevada registered public offering of securities pursuant to Chapter 90.490 of the Nevada revised statutes.

                           -6-



                   The Regency Group Limited, Inc.
                    (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS
                          April 7, 1999



NOTE 4- RELATED PARTY TRANSACTION

The Company neither owns or leases any real or personal property.
Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The
Company has not formulated a policy for the resolution of such conflicts.


NOTE 5- WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.


Part III

Item 1. Index to Exhibits (Pursuant to Item 601 of Regulation SB)


         INDEX TO EXHIBITS
Exhibit
Number   Name and/or Identification of Exhibit

1.       Underwriting Agreement

         Not applicable

2. Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

         Not applicable

3.       Articles of Incorporation & By-Laws

          (a)Articles of Incorporation of the Company filed February 1, 1999

          (b)By-Laws of the Company adopted February 1, 1999

4.       Instruments Defining the Rights of Security Holders

         No instruments other than those included in Exhibit 3

5.       Opinion on Legality

         Not applicable

6.       No Exhibit Required

         Not applicable

7.       Opinion on Liquidation Preference

         Not applicable

8.       Opinion on Tax Matters

         Not applicable

9.       Voting Trust Agreement and Amendments

         Not applicable

10.      Material Contracts

         Not applicable

11.      Statement Re Computation of Per Share Earnings

         Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12.      No Exhibit Required

         Not applicable

13.      Annual or Quarterly Reports - Form 10-Q

         Not applicable

14.      Material Foreign Patents

         None.  Not applicable

15.      Letter on Unaudited Interim Financial Information

         Not applicable

16.      Letter on Change in Certifying Accountant

         Not applicable

17.      Letter on Director Resignation

         Not applicable

18.      Letter on Change in Accounting Principles

         Not applicable

19.      Reports Furnished to Security Holders

         Not applicable

20.      Other Documents or Statements to Security Holders

         None - Not applicable

21.      Subsidiaries of Small Business Issuer

         None - Not applicable

22.      Published Report Regarding Matters Submitted to Vote of
         Security Holders

         Not applicable

23.      Consent of Experts and Counsel

         Consents of independent public accountants

24.      Power of Attorney

         Not applicable

25.      Statement of Eligibility of Trustee

         Not applicable

26.      Invitations for Competitive Bids

         Not applicable

27.      Financial Data Schedule

         Financial Data Schedule of The Regency Group Limited, Inc. ending
         April 7, 1999

28.      Information from Reports Furnished to State Insurance
         Regulatory Authorities

         Not applicable

29.      Additional Exhibits

         Not applicable


Item 2.Description of Exhibits

         DESCRIPTION OF EXHIBITS
Exhibit
Number   Name and/or Identification of Exhibit

1.       Underwriting Agreement

         Not applicable

2. Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession

         Not applicable

3.       Articles of Incorporation & By-Laws

          (a)Articles of Incorporation of the Company filed February 1, 1999

          (b)By-Laws of the Company adopted February 1, 1999

4.       Instruments Defining the Rights of Security Holders

         No instruments other than those included in Exhibit 3

5.       Opinion on Legality

         Not applicable

6.       No Exhibit Required

         Not applicable

7.       Opinion on Liquidation Preference

         Not applicable

8.       Opinion on Tax Matters

         Not applicable

9.       Voting Trust Agreement and Amendments

         Not applicable

10.      Material Contracts

         Not applicable

11.      Statement Re Computation of Per Share Earnings

         Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements

12.      No Exhibit Required

         Not applicable

13.      Annual or Quarterly Reports - Form 10-Q

         Not applicable

14.      Material Foreign Patents

         None.  Not applicable

15.      Letter on Unaudited Interim Financial Information

         Not applicable

16.      Letter on Change in Certifying Accountant

         Not applicable

17.      Letter on Director Resignation

         Not applicable

18.      Letter on Change in Accounting Principles

         Not applicable

19.      Reports Furnished to Security Holders

         Not applicable

20.      Other Documents or Statements to Security Holders

         None - Not applicable

21.      Subsidiaries of Small Business Issuer

         None - Not applicable

22.      Published Report Regarding Matters Submitted to Vote of
         Security Holders

         Not applicable

23.      Consent of Experts and Counsel

         Consents of independent public accountants

24.      Power of Attorney

         Not applicable

25.      Statement of Eligibility of Trustee

         Not applicable

26.      Invitations for Competitive Bids

         Not applicable

27.      Financial Data Schedule

         Financial Data Schedule of The Regency Group Limited, Inc. ending
         April 7, 1999

28.      Information from Reports Furnished to State Insurance
         Regulatory Authorities

         Not applicable

29.      Additional Exhibits

         Not applicable



SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

__________________The Regency Group Limited, Inc.__________________

                          (Registrant)

Date:June 29, 1999


By:/s/ H. Steven Bonenberger

       H. Steven Bonenberger, President and Chief Executive Officer

By:/s/ Merrill Moses

       Merrill Moses, Vice-President

By:/s/ Kathy Hedlund

       Kathy Hedlund, Secretary and Treasurer